Lantronix, Inc.

7535 Irvine Center Drive, Suite 100

Irvine, California 92618

October 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Priscilla Dao

Re:	Lantronix, Inc.

Registration Statement on Form S-3

Filed September 10, 2021

File No. 333-259454

Request for Acceleration

Dear Ms. Dao,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lantronix, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on October 19, 2021, or as soon thereafter as practicable.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (949) 450-7241.

Sincerely,

Lantronix, Inc.

By: /s/ Jeremy Whitaker____________________

Name: Jeremy Whitaker

Title: Chief Financial Officer

Cc:	Warren Lazarow, O’Melveny & Myers LLP